 [Letterhead of Cleary Gottlieb Steen and Hamilton LLP]

Writer's Direct Dial: (212) 225-2510

E-Mail: wgorin@cgsh.com

March 9, 2006

BY EDGAR AND FACSIMILE Mr. Larry Spirgel, Assistant Director Division of Corporation Finance Securities and Exchange Commission Mail Stop 3561 450 Fifth Street, N.W. Washington D.C. 20549
Re:	Sony Corporation Form 20-F for the fiscal year ended March 31, 2005 Filed June 23, 2005 File Number: 1-06439

Dear Mr. Spirgel,

On behalf of our client Sony Corporation (“Sony”), I am writing to request an extension of the expected timing of Sony’s response to the February 24, 2006 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on the Company’s annual report on Form 20-F for the year ended March 31, 2005.

Due to the nature of the Staff’s comments and the necessity of translating the requested supplemental material from Japanese into English, Sony would appreciate receiving approval from the Staff to file its response on or about March 24, 2006.

If you have questions or require additional information, please do not hesitate to contact me at 212-225-2510.

Very truly yours,

/s/ William F. Gorin

William F. Gorin

Mr. Larry Spirgel, p. 2

cc:	Mr. Nobuyuki Oneda, Executive Vice President and Chief Financial Officer, Sony Corporation
Ms. Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation
Mr. Dean Suehiro, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission
Ms. Kathryn T. Jacobson, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission